GREEN ST. ENERGY, INC.
                                 123 Green St.
                              Tehachapi, CA 93561



                                                                   March 2, 2011

Via EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attention: Dennis Hult, Staff Accountant

                         Re: Green St. Energy 8-k/A (No.1) Filed with the Securities and Exchange Commission (the "Commission") March 1, 2011


Dear Mr. Hult,

In connection with the 8-K/A (No. 1) as filed with the Commission by the Company on March 1, 2011 in response to the Commission's letter of February 17, 2011, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                   Sincerely,
                                                   Green St. Energy, Inc.
                                                   /s/ Anthony J. Cataldo
                                                   ----------------------
                                                   Anthony J. Cataldo,
                                                   Chief Executive Officer